

June 23, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **USChina Taiwan Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 25, 2010**
> **File No. 333-165526**

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 472 requires you to file an unmarked version and marked version of each amendment. Typically, the marked version of the amendment is provided only to the Commission. The marked version should indicate, clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. Your marked Amendment No.2 to the Form S-1, using italics to attempt to identify changes, does not appear to be marked in a way to clearly and precisely indicate the changes made to the registration statement. In addition, the marked version submitted solely to the Commission on EDGAR does not accurately identify the changes. Please advise.

2. Please remove the italics from your prospectus as it makes the prospectus difficult to read. Please see Rule 421(b).

3.　　We note your response to comment 5 in our letter dated May 14, 2010 and reissue that comment. Your response merely states the conclusion that the shares issued did not involve a public stock offering and were exempted from the registration requirements. Please provide us your analysis as to how the 122,500 shares of common stock being offered by this registration statement were issued in valid private placements under Section 4(2) of the Securities Act of 1933, as amended, including the facts that support your view that the issuance of the shares was pursuant to valid private placements. Your current response still does not provide us with the facts that support your view.

4.　　We note your response to comment 7 in our letter dated May 14, 2010 in which you state that you should wait "after the effective of this registration statement." Please explain what this means and tell us if the issuance of the spin-off shares is conditioned upon effectiveness of this registration statement. Please also provide us an analysis of the spin-off considering the criteria set forth in our Staff Legal Bulletin No. 4, available on our website at http://www.sec.gov/interps/legal/slbcf4.txt.

5.　　We note your response to comment 9 in our letter dated May 14, 2010 and reissue that comment. We note that you revised your disclosure to change the references in various statements from "will" to "would." These statements about your expectations of market acceptance and future success are still inappropriate because of your early stage of development and because you have no operating history. For example only, see the following:

- There is great possibility that more investors from Taiwan will invest in USChina Taiwan, as USChina Taiwan's business plan going into effective.

- USChina Taiwan would engage the consultant work of oversea expansion, big asset sale, and private financing.

- To sell these shares of selling shareholders into public will expedite the process of our company going public, which would be an important intellectual value of our company, in the roles of attracting new customers and new capital.

- Our company's success of becoming a public entity would have immediately effectiveness for us to bring our customers in.

- We would plan to allocate several accredited investors to make private financing for every project.

- Mr. Hong would be individually analyzed, billed and serviced every project.

- The manager's experiences and the well-organized small operation scale would assure us to give investors accurate financial information and proper disclosure.

- As soon as we get the first customer we will generate revenue and some cash flow for our operation since we require down payment in cash.

You should consider deleting all such statements. Please review your entire prospectus and revise accordingly.

6.   We note that you changed your fiscal year end to March 31 from December 31. Your bylaws filed as exhibit 3.02 reflect a fiscal year end of December 31. Please tell us if you have revised your bylaws and include the revised bylaws as an exhibit to the registration statement.

Prospectus Summary, page 5

Risk Factors, page 6

7.   We note that you have added disclosure regarding your auditor's concern that you may not have the ability to continue your business if you do not generate substantial revenue. Please also briefly describe some of the other important risks facing you, such as you are a development stage company with minimal operations, no operating history and limited financial and other resources.

Risk Factors, page 7

8.   Please refer to comment 11 in our letter dated May 14, 2010. We are reissuing that comment in part. Please note that this comment focuses on the risk factor *subheadings*. Please update Risk Factors 3, 7, 9, 11 and 12, similarly to how you have updated Risk Factors 15 and 16, so that each one conveys the specific risk to you. Currently, these *subheadings* merely state a general risk or a fact about your business. Please revise throughout as necessary to identify briefly in your *subheadings* the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

1.We have no operating history and our operating results are unpredictable …, page 7

9.   Please briefly revise to explain the meaning of the term "intelligent property."

5. Our only Officer, Mr. Hong, has limited financial capability …, page 9

10.   We note your response to comment 14 in our letter dated May 14, 2010 and reissue that comment in part. Please disclose in this Risk Factor 5 the amount of time that Mr. Hong intends to spend running USChina Taiwan Inc. You state in your response and on page 32 that Mr. Hong will work full time on the business but Risk Factor 5's subheader indicates otherwise. Please reconcile these contradictory statements in both Risk Factor 5 and on page 32.

8. Andrew Chien, Chairman of USChina Channel INC, is a related party of our company, page 10

11.   We note your response to comment 15 in our letter dated May 14, 2010 and your revised disclosure. Please further revise your disclosure regarding Andrew Chien and how he will get paid for his service to you. Specifically, please explain what it means to be paid on "time rate." Currently, this concept is not written in plain English and is thus unclear. Please also describe why this and other factors may cause Mr. Chien's interests to conflict with your other shareholders. Finally, your revised disclosure regarding Mr. Chien's ownership is unclear. Please also explain what a "floating share" is and why Mr. Chien will own 80% of the floating shares. We may have additional comments.

9. We are planning to serve small companies . . . ., page 10

12.   Please revise this risk factor to:

- describe in greater detail the risks specifically associated with serving small companies;

- remove the mitigating disclosure regarding the new economy development opportunities in Taiwan;

- remove unnecessary, non-risk-focused disclosure regarding Taiwan found in the second to last paragraph of this risk factor.

        Provide only that amount of detail necessary to understand the risk faced by investors. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible.

11. SEC regulation change, page 11

13.   We note your disclosure about reverse mergers. Please also detail your lack of experience in helping customers engage in reverse mergers.

14.   You state that a "public company has great visibility and easier to raise capital and sometimes a public status would increase the sale of its products or services." Please provide your basis for this statement. Alternatively, please remove the statement.

20. There is no trading market . . . , page 13

15.   We note your response to comment 17 in our letter dated May 14, 2010 and reissue that comment. Your disclosure still states that you intend to "apply" for quoting your stock on the OTCBB. Please revise your disclosure so that it is clear that only market makers may make applications for quotation of your stock once your registration statement becomes effective. Please also revise your disclosure to remove references to the

OTCBB as a listing, and instead refer to it as a quotation. The OTCBB is a quotation service, not a listing service.

Selling Shareholders, page 17

16.   You disclose that you will not receive any proceeds from the sale of the shares by the selling shareholders except the proceeds paid by USChina Channel of $122.50. Please explain why USChina Channel will be paying you in conjunction with this selling shareholder offering and how this amount was calculated to be $122.50.

Board of Directors and Executive Officers, page 21

Directors:, page 21

17.   Please provide a basis for statements you make regarding the success of Mr. Hong or alternatively remove those statements. For example, you make statements regarding his diverse experience as a consultant since 1998, his success at consulting, his extensive business and official relationships and that he is a treasure among consultants.

18.   You state that Mr. Hong "was in charge of dealing with attorneys and accounting firms regarding investors' relationship and public affairs" while he was working at City of Networks, Inc. Please describe in greater detail the job responsibilities and activities that this job entailed.

Description of Business, page 25

19.   We note your response to comment 21 in our letter dated May 14, 2010 and reissue that comment in part. You disclose that you and USChina Channel have similar business operations. Please describe any plans you have to resolve any conflict of interest matters between you and USChina Channel. If you have no plans, please revise your disclosure to indicate this fact.

Why Spin-off:, page 25

20.   Please briefly revise to explain the meaning of the term "intellectual value."

Our Strategy, page 27

21.   We note your response to comment 24 in our letter dated May 14, 2010 but are reissuing that comment. It appears that Mr. Hong has no or limited business related to providing business consulting services to small and medium sized private companies in Taiwan, specifically as it relates to taking such companies public in the U.S. or Canada. If true, please revise to clearly state this fact.

22.   We note your response to comment 25 in our letter dated May 14, 2010 but are reissuing that comment in part. Your revised disclosure indicates that you may hire USChina

Channel Inc. as a sub-contractor to help your clients prepare SEC filings. Please provide additional disclosure regarding the specific work that you intend to have USChina Channel Inc. perform for your clients. Describe the specific Form 10-K and 10-Q and other SEC filing services you expect USChina Channel Inc. to perform for your clients.

Management's Discussion and Analysis or Plan of Operation, page 32

23.   We note your response to comment 32 in our letter dated May 14, 2010 and your revised disclosure that there have been "overwhelming" requests to Mr. Hong regarding investing in you. Please provide us with more detailed information regarding the number of such requests and other information as is necessary to substantiate this statement.

24.   Please provide details regarding your plans to raise $30,000 in the next twelve months and any other plans you have to access working capital to run your business over the next twelve months.

25.   We note your response to comment 33 in our letter dated May 14, 2010 and reissue the comment in part. Please provide additional analysis regarding your proposed accounting treatment including the appropriate GAAP references relied upon. Your response should describe the following:

- Value initially recorded for the funds received (i.e., face amount, present value, or other attributed value);

- Recognition of imputed interest, including your analysis used to determine the fair market value of interest that would otherwise be payable to an unaffiliated third party on a similar loan with similar terms; and

- Subsequent accounting entries anticipated to be made, including why imputed interest will be credited to additional paid in capital.

26.   We note your response to comment 34 in our letter dated May 14, 2010 and updated disclosure indicating "the bank's loan will give him [Mr. Hong] help in running his consulting business." Please clarify whether "his consulting business" is that of USChina Taiwan, Inc. or another personal endeavor. In addition, please tell us whether the loan of $70,000 from Mr. Hong to the company is in part based on the $200,000 loan obtained by Mr. Hong from Cathay United Bank of Taiwan.

27.   Based on your updated disclosure in response to comment 34 in our letter dated May 14, 2010, it appears that the bank's loan is a personal line of credit for Mr. Hong and not equity. Please tell us and disclose the material terms of this personal line of credit.

Certain Relationships and Related Transactions, page 34

28.   Please describe how the amount of money that Mr. Andrew Chien is being paid to act as file agent in conjunction with this registration statement was arrived at.

Financial Statements

General

29.   Please tell us whether the issuance of stock, either the amount or to whom they were issued, relates to the amount of administrative expenses incurred to date. Please confirm to us whether the shares were issued for cash. If the shares were issued as reimbursement, please tell us how you valued the shares issued and address how reimbursement occurs given that 10% of the outstanding shares are not owned by Mr. Hong.

6. Income Taxes, page 49

30.   Your tabular disclosure illustrating Net deferred tax assets as of March 31, 2010 appears to be incorrect, as you note that you have recorded a Valuation allowance in the paragraph subsequent to the table, but an amount of $0 is noted. Please advise.

Signatures, page 55

31.   Please revise the introductory paragraphs to both signatures to conform to the requirements of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel